EXHIBIT H

                             PROPOSED FORM OF NOTICE

Alabama Power Company et al.                (70-________)

          Alabama Power Company ("Alabama Power"), Georgia Power Company ("Georgia Power"), Gulf Power Company ("Gulf Power"), and Mississippi Power Company ("Mississippi Power") (collectively, the "Operating Companies"), electric utility subsidiaries of The Southern Company, a registered public utility holding company, along with Alabama Property Company ("Alabama Property") and Piedmont-Forrest Corporation ("PFC"), the wholly-owned, special purpose subsidiaries of Alabama Power and Georgia Power, respectively, have filed with this Commission an Application/Declaration under Sections 6(a), 7, 9(a), 10, 12(b), 12(f) and 13 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rules 40, 45, 87, 90, and 91 thereunder.

          Alabama Property and PFC are special-purpose subsidiaries, each authorized to acquire, hold and dispose of real property on behalf of Alabama Power and Georgia Power, respectively. Gulf Power and Mississippi Power do not currently possess special-purpose real estate subsidiaries similar to Alabama Property and PFC. Gulf Power and Mississippi Power each request authority to form such a special-purpose subsidiary. The Operating Companies request authorization for each of Alabama Property, PFC and the to-be-formed real estate subsidiaries of Gulf Power and Mississippi Power (collectively, the "Property Companies") to engage in the following as such transactions become necessary or advantageous from time to time:

         (i) The acquisition or lease of any interest in real estate for use by associate utility and nonutility companies.

         (ii) The development and management of real estate that is unneeded or unused in utility operations (the "Surplus Property") for future sale, lease or use.

         (iii) The sale, lease or other disposition of Surplus Property, in whole or in part, to affiliates, other associate companies or nonassociate companies at market rates.

         (iv) The participation in joint ventures with nonassociate third-party real estate development entities. The Property Companies may contribute parcels of Surplus Property to such entities in return for a passive equity interest in the venture. Such equity interest shall not in any event include more than 5% of the outstanding voting securities of any single nonassociate entity.

         (v) The negotiation of terms and conditions for real estate transactions as agent for any affiliate company in its dealings with associate or nonassociate companies.

          Alabama Power requests authority to make additional capital contributions and open account advances to Alabama Property in an aggregate amount not to exceed $50 million. Georgia Power requests authority to make additional capital contributions and open account advances to PFC in an aggregate amount not to exceed $50 million. Gulf Power and Mississippi Power each request authority to capitalize its to-be-formed special purpose real estate subsidiary with capital contributions and open account advances in an aggregate amount not to exceed $10 million.